SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03025540

FORM 11-K


JUN 3 0 2003

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-28936

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GOLD BANC CORPORATION, INC. EMPLOYEES' 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GOLD BANC CORPORATION, INC.
11301 Nall Avenue
Leawood, Kansas 66211

REQUIRED INFORMATION

The financial statements and schedules of Gold Banc Corporation, Inc. Employees' 401(K) Plan (the "Plan") for the fiscal year ended December 31, 2002, required pursuant to this Form 11-K, prepared in accordance with the financial reporting requirements of ERISA are included herewith (pages 4 through 12). An index to exhibits can be found on page 3. A written consent of the accountant required with respect to the incorporation by reference of the foregoing financial statements of the Plan is included herewith as Exhibit 23.1 (page 13).

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLD BANC CORPORATION, INC.
EMPLOYEES' 401(K) PLAN

By: Gold Banc Corporation, Inc.,
Plan Administrator

By: 
Rick J. Tremblay
Chief Financial Officer

Dated: June 27, 2003

Exhibit Index

Exhibit



GOLD BANC CORPORATION, INC.
EMPLOYEES' 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

GOLD BANC CORPORATION, INC.
EMPLOYEES' 401(k) PLAN

Table of Contents



1000 Walnut, Suite 1600
P.O. Box 13127
Kansas City, MO 64106

Independent Auditors' Report

The Board of Directors
Gold Banc Corporation, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Gold Banc Corporation, Inc. Employees' 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Gold Banc Corporation, Inc. Employees' 401(k) Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
June 6, 2003



GOLD BANC CORPORATION, INC.
EMPLOYEES' 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

		2002	2001
Assets:			
Investments	$	9,991,092	8,434,440
Cash and cash equivalents		2,100	10,353
Receivables:			
Employer contributions		89,172	133,911
Participant contributions		94,237	71,068
Total receivables		183,409	204,979
Net assets available for plan benefits	$	10,176,601	8,649,772

See accompanying notes to financial statements.

GOLD BANC CORPORATION, INC.
EMPLOYEES' 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributable to:		
Investment loss:		
Net depreciation in fair value of investments	$ (1,898,607)	(1,350,421)
Interest and dividends	97,129	147,611
Total investment loss	(1,801,478)	(1,202,810)
Contributions:		
Participants	2,359,182	2,129,029
Employer	753,281	761,139
Rollovers	1,063,076	936,151
Total additions	2,374,061	2,623,509
Deductions from net assets attributable to:		
Distributions to participants	846,267	1,261,234
Administrative expenses	965	5,833
Net increase	1,526,829	1,356,442
Net assets available for plan benefits:		
Beginning of year	8,649,772	7,293,330
End of year	$ 10,176,601	8,649,772

See accompanying notes to financial statements.

GOLD BANC CORPORATION, INC.
EMPLOYEES' 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets.

General

The Gold Banc Corporation, Inc. Employees' 401(k) Plan (the Plan) is a defined contribution plan established July 1, 1995, for the eligible employees of Gold Banc Corporation, Inc. (the Company), and its wholly owned subsidiaries, (collectively, the Companies). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following brief description of the Plan is provided for general information only. Participants should refer to the plan agreement for more complete information.

Contributions

Employees over 21 years old become eligible to enter the Plan upon completion of one hour of service. Participants are not taxed on their contributions up to the maximum permitted under applicable sections of the Internal Revenue Code until they receive distributions from the Plan. Once eligible, participants may enter the Plan on the first day of each calendar quarter.

Participants may elect to contribute up to $11,000 of their compensation received during the Plan's fiscal year. The Companies may elect to make a discretionary contribution to the Plan. During 2002 and 2001, the Companies elected to match 50% of each participant's salary deferral, up to 5% of each participant's Plan year compensation. The Companies' contributions are limited to amounts that are allowable as a deduction for Federal income tax purposes. The Companies' discretionary contributions for the years ended December 31, 2002 and 2001, were $753,281 and $761,139, respectively.

Benefits

Upon termination of employment, participants receive a lump-sum payment of their benefits if the amount is less than $5,000. If the amount is greater than $5,000, the participant may elect to maintain their benefits in the Plan through the normal retirement age, transfer benefits to another plan, or withdraw any balance less than or equal to their vested benefits as soon as administratively possible following termination with the employer.

Participants' Notes Receivable

Participants may borrow the lesser of (a) $50,000 or (b) 50% of the participant's vested account balance from their fund accounts. The minimum that may be borrowed is $1,000. Loans to participants bear interest equal to a commercially reasonable rate as established by the Plan (4.25% to 9.50% as of December 31, 2002).

Plan Termination

Although it has expressed no intention to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are distributed as an additional employer discretionary contribution for that plan year. At December 31, 2002 and 2001, forfeited nonvested accounts totaled $29,552 and $20,018, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is 100% vested after six years of credited service.

Years of service	Vested percentage of Company contributions
Less than one year	0 %
One year but less than two	10
Two years but less than three	20
Three years but less than four	40
Four years but less than five	60
Five years but less than six	80
Six years or more	100

Administrative Expenses

The plan sponsor pays for all administrative expenses of the Plan, except for a quarterly loan fee of $12.50 per loan, which is paid by the Plan from plan assets.

Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements, and the changes in net assets available for plan benefits during the reporting period, and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(Continued)

GOLD BANC CORPORATION, INC.
EMPLOYEES' 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(2) Investments

Shares of mutual funds, company common stock, and all other investments are stated at fair value based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

At December 31, 2002 and 2001, investments which exceeded 5% of the net assets available for plan benefits on such dates were:

	2002	2001
Federated MaxCap 500 Index Fund	$ 1,281,920	—
American Century Balanced Advisor Fund	922,537	—
Janus Advisor Growth Fund	881,903	1,039,197
Gold Bank Equity Fund	878,162	—
Janus Advisor Money Market Fund	844,515	1,103,245
Fidelity Advisor Equity Growth Fund	604,627	556,373
Janus Advisor Worldwide Fund	551,626	633,394
Janus Advisor Capital Appreciation Fund	532,053	—
Invesco Balanced Fund	—	670,675
Invesco Technology Fund	—	702,627
PIMCO Stocks Plus Fund	—	847,154
American Century Income & Growth	—	456,609

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by approximately:

	2002	2001
Mutual funds	$ (1,999,000)	(1,395,000)
Common stocks and other investments	100,000	45,000
	$ (1,899,000)	(1,350,000)

(3) Related-Party Transactions

As of December 31, 2002 and 2001, the Plan's investment portfolio includes an investment in 51,041 and 28,533 shares of common stock of the Company, a party-in-interest to the Plan, which is valued at $506,329 and $202,828, respectively.

As of December 31, 2002, the Plan's investment portfolio includes an investment in Gold Bank Money Market Fund and Gold Bank Equity Fund totaling $250,942 and $878,162, respectively. Such mutual funds are managed by a wholly owned subsidiary of the Company, a party-in-interest to the Plan.

GOLD BANC CORPORATION, INC.
EMPLOYEES' 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(4) Income Taxes

The Plan has received a favorable determination letter from the Internal Revenue Service, dated August 30, 2001, indicating that it met the requirements of the Internal Revenue Code. Under current tax regulations, the contributions made by the Company and each of its participating subsidiaries for the benefit of employees are not required to be included in the employee's income until the year or years in which they are distributed or made available to them.

Schedule 1

GOLD BANC CORPORATION, INC.
EMPLOYEES' 401(k) PLAN

Schedule H, Item 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Asset	Description		Fair value
Mutual funds:			
AIM Small Cap Growth (GTSAX)	746	shares of a mutual fund	$ 13,778
American Century Balanced Advisor (TWBAX)	70,801	shares of a mutual fund	922,537
American Century Income & Growth Adv (AMADX)	5	shares of a mutual fund	112
Federated Int'l Small Company C (ISCCX)	24,345	shares of a mutual fund	342,046
Federated MaxCap 500 Index (FMXSX)	72,058	shares of a mutual fund	1,281,920
Fidelity Advisor Equity Growth T (FAEGX)	17,904	shares of a mutual fund	604,627
Fidelity Advisor Growth Opportunity T (FAGOX)	81	shares of a mutual fund	1,808
Fidelity Advisor Mid Cap (FMCAX)	9,140	shares of a mutual fund	142,495
Fidelity Advisor Value Strategies (FASPX)	238	shares of a mutual fund	4,712
Gold Bank Equity Fund (GLDEX)*	95,348	shares of a mutual fund	878,162
Goldman Sachs Capital Growth A (GSCGX)	30,688	shares of a mutual fund	459,095
Invesco Select Income Inv. (FBDSX)	90,313	shares of a mutual fund	469,629
Invesco Technology Inv. (FTCHX)	25,694	shares of a mutual fund	441,680
Janus Advisor Capital Appreciation (JARTX)	29,690	shares of a mutual fund	532,053
Janus Advisor Growth (JGORX)	57,982	shares of a mutual fund	881,903
Janus Advisor Worldwide (JWGRX)	25,526	shares of a mutual fund	551,626
Oppenheimer Limited-Term Govt. (OLTCX)	48,828	shares of a mutual fund	505,365
Strong Advisor U.S. Value Z (SEQIX)	8,294	shares of a mutual fund	113,964
Total mutual funds			8,147,512
Common stock:			
Casey's General Stores, Inc. (CASY)	250	shares of common stock	3,048
Euronet Worldwide, Inc. (EEFT)	100	shares of common stock	735
Gold Banc Corporation, Inc. (GLDB)*	51,041	shares of common stock	506,329
Hercules, Inc. (HPC)	500	shares of common stock	4,400
Nasdaq 100 (QQQ)	133	shares of common stock	3,242
Qualcomm, Inc. (QCOM)	400	shares of common stock	14,532
S&P Depository Receipts (SPY)	43	shares of common stock	3,794
Sprint Corporation (FON Group)	1,000	shares of common stock	14,480
Unison Bancorp	2,002	shares of common stock	25,000
Walgreen Company (WAG)	65	shares of common stock	1,897
Total common stock			577,457
Money market accounts:			
Alliance Capital Money Market	36,113	shares of a money market fund	36,113
Janus Advisor Money Market (JAMXX)	844,515	shares of a money market fund	844,515
Gold Bank Money Market (GLDXX)*	250,942	shares of a money market fund	250,942
Total money market accounts			1,131,570
Municipal bonds:			
Wichita, KS, "0" bonds	$ 10,000	par value, due 9/1/13	5,617
Other:			
Federal Nat'l Mtg. Assn. Deb. CPN Strips	5,000	par value	2,801
Financing Corp. CPN FICO Strips	7,000	par value	5,752
Participant loans	Participant loans bearing interest at 4.25% to 9.50%, maturing through 2017		120,383
Total investments			$ 9,991,092

* Indicates party-in-interest to the Plan.

See accompanying independent auditors' report.

12



Exhibit 23.1

1000 Walnut, Suite 1600
P.O. Box 13127
Kansas City, MO 64106

Independent Auditors' Consent

Board of Directors
Gold Banc Corporation, Inc.

We consent to the incorporation by reference in the Registration Statement (No. 333-80751) on Form S-8 of Gold Banc Corporation, Inc. of our report dated June 6, 2003, relating to the statements of net assets available for plan benefits of Gold Banc Corporation, Inc. Employees' 401(k) Plan as of December 31, 2002 and 2001, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of assets held, which report appears in the Annual Report (Form 11-K) for the year ended December 31, 2002.

KPMG LLP

Kansas City, Missouri
June 27, 2003



Exhibit 99-1

Certification Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant To
Section 906 Of The Sarbanes-Oxley Act of 2002

In connection with the Annual Report of the Gold Banc Corporation, Inc. Employees' 401(k) Plan on Form 11-K for the period ended December 31, 2002, as filed with the Securities and Exchange Commission on the date below (the "Report"), I, Rick J. Tremblay, Chief Financial Officer of Gold Banc Corporation, Inc., Plan Administrator of the Plan, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 27 2003.

Gold Banc Corporation, Inc.,
Plan Administrator



By: ______________________
Rick J. Tremblay
Chief Financial Officer